Exhibit 99.1

Independent Valuation Firm

We are ultimately responsible for determining the fair value of portfolio investments on a quarterly basis in good faith. We have retained Duff & Phelps, LLC, an independent valuation firm, to provide third party valuation consulting services to the Company which consist of certain limited procedures that the Company identifies and requests them to perform. Upon completion of the limited procedures, Duff & Phelps, LLC assesses whether the fair value of those investments subjected to the limited procedures do not appear to be unreasonable. The limited procedures do not involve an audit, review, compilation or any other form of examination or attestation under generally accepted auditing standards. In accordance with GAAP, an investment for which a market quotation is readily available will be valued using a market price for the investment as of the end of the applicable reporting period and an investment for which a market quotation is not readily available will be valued at the investment’s fair value as of the end of the applicable reporting period as determined in good faith. While there is no single standard for determining fair value in good faith, the methodologies described will generally be followed when fair value pricing is applied.

We consent to the above wording to be used in Apollo’s S-1.

/s/ Paul J. Viscio	April 4, 2008
Duff & Phelps, LLC	Date
By: Paul J. Viscio